For period ending June 30, 2013          77C

File number 811-21328          77Q1

A special meeting of shareholders of  SMA Relationship Trust ? Series S was held on Wednesday , April 17, 2013.   The Proposal identified in the proxy statement, which was the approval to adopt a ?manager of managers? investment advisory structure whereby UBS Global Asset Management (Americas) Inc. (?UBS Global AM?), the Fund?s investment advisor, will be able to hire, terminate and replace subadvisors of the Fund without shareholder approval; and to approve an amended Investment Advisory Agreement between UBS Global AM and the Trust, on behalf of the Fund, to add provisions regarding UBS Global AM?s responsibilities with respect to subadvisors in a ?managers of managers? structure as the Fund?s primary investment advisor.

FOR
AGAINST
ABSTAIN
 Approval to adopt a ?managers of managers? investment advisory structure whereby UBS Global Asset Management (Americas) Inc. (UBS Global AM?), the Fund?s investment advisor, will be able to hire, terminate and replace subadvisors of the Fund without shareholder approval.
2,856,632
111,879
198,656

 Approve an amended Investment Advisory Agreement between UBS Global AM and the Trust, on behalf of the Fund, to add provisions regarding UBS Global AM?s responsibilities with respect to subadvisors in a ?a manager of managers? structure as the Fund?s primary investment advisor
2,854,112
101,960
211,095